[Cleary Gottlieb Steen & Hamilton LLP letterhead]

Writer’s Direct Dial: 212-225-2510

E-Mail: wgorin@cgsh.com

December 20, 2006

BY EDGAR, FAX AND FEDERAL EXPRESS

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W. Mail Stop 5546

Washington, D.C. 20549-5546

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2006 Filed September 1, 2006 File No. 1-6439

Dear Ms. Blye:

On behalf of our client Sony Corporation (“Sony”), we have set forth below responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in your letter dated November 14, 2006 with respect to the above-referenced Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended March 31, 2006. For ease of reference, we have repeated the Staff’s comments in bold text prior to our responses.

1.

We note from public reports and your website that you may have operations in or contacts with Iran, Sudan and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. For example, we note what appear to be sales office information on your website for locations in Tehran and Damascus. Your Form 20-F does not contain information relating to

Ms. Cecilia D. Blye, p. 2

operations in or contacts with Iran, Sudan or Syria. Please describe your current, past and anticipated operations in and contacts with Iran, Sudan and Syria, if any, including through subsidiaries, affiliates and other direct and indirect arrangements. Include a discussion of direct and indirect contacts with the governments of these countries and entities controlled by them.

Sony has no subsidiaries or affiliates in Iran, Sudan or Syria.1 Sony maintains a representative office in Iran (discussed in greater detail in response to Comment 3 below). The information identified by the Staff on Sony’s website, which was interpreted to be sales office information in Tehran and Damascus, actually represents information about showrooms and after-sales service centers of designated third parties. Sony has no capital ties with such showrooms and after-sales service centers, and these designated third parties do not engage in direct sales operations.

Please see response to Comment 3 below for country-specific descriptions of Sony’s business in each of Iran, Sudan and Syria.

2.         Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the related countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

As described in more detail in response to Comment 3 below, Sony does not consider its interests in and dealings with Iran, Sudan and Syria, either individually or in the aggregate, as constituting a material investment risk for its security holders, notwithstanding the fact that Iran, Sudan and Syria are included in the U.S. State Department’s list of state sponsors of terrorism. Sony has considered both quantitative and qualitative factors in reaching this conclusion.

Sony is a joint-stock company organized under the laws of Japan. At the end of fiscal year ended March 31, 2006, Sony had approximately 158,500 employees worldwide. Its products and services were marketed throughout the world under the trademark “Sony,” which has been registered in more than 200 countries and territories. Sony had total consolidated sales and operating revenue for fiscal 2006 of approximately $66,066.6 million (please refer to the first table in response to Comment 3 below). Sony offers a wide variety of products and services in the fields of electronics, games, entertainment and financial services.

As the Staff’s reference to Sony’s website suggests, it is a matter of public record that Sony engages in business in Iran, Sudan and Syria, among many other countries. Relative to the size of Sony, however, its activities over the periods covered by the Form 20-F in each of these three countries were small, as explained more fully below. Sony actively employs systems and procedures designed to keep in compliance with applicable export control programs, including those of the United States and Japan.

_________________________

 1             There is one dormant subsidiary in Iran that was incorporated in 1965 in order to distribute motion pictures, but to Sony’s knowledge it has been inactive for over two decades.

Ms. Cecilia D. Blye, p. 3

Materiality Standard

In May 2001, then-Acting SEC Chairman Laura Unger noted in a publicly available letter that “the Supreme Court has held that information is material if a reasonable investor would be substantially likely to consider the information significant in making an investment decision.” In addition, a May 8, 2001 memorandum from David Martin, then Director of the SEC’s Division of Corporation Finance, accompanying Acting Chairman Unger’s letter, stated that “[i]n assessing materiality, the SEC staff takes the view that the reasonable investor generally focuses on matters that have affected, or will affect, a company’s profitability or financial outlook” and that “[i]f it is reasonably likely that U.S. governmental sanctions will be imposed on the company as a result of its operations in a particular country, the risk would need to be disclosed if the sanctions were likely to have a material impact on the company.” Sony notes that the webpage for the Office of Global Security Risk on the SEC’s website states that the SEC is “committed to maintaining the materiality standard as the basis for our disclosure-based approach.”

As explained below, employing this standard, Sony believes that its activities with regard to Iran, Sudan and Syria do not represent, either individually or in aggregate, a material investment risk for its security holders.

3.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran, Sudan and Syria, individually and in the aggregate. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

Ms. Cecilia D. Blye, p. 4

Quantitative Considerations:

Based on quantitative considerations, Sony does not believe that its activities in and contacts with Iran, Sudan and Syria constitute a material part of its operations.

The following table shows certain sales and operating revenue, assets and liabilities for Sony for the fiscal year ended March 31, 2006:

	Sales and operating revenue	Long-Lived Assets	Liabilities
	(in millions of U.S.$, except percentages)
Iran	181.6(1)	0.3	0.3
Sudan	2.5	0.0	0.0
Syria	6.4(2)	0.0	0.0
Sony Group(3)	66,066.6	21,498.1	62,547.1
Iran, Sudan and Syria combined, as a percentage of Sony Group	0.29%	0.0013%	0.0005%

(1) Of this amount, Sony’s Motion Pictures business, which as explained below is conducted in reliance on a U.S. Treasury Department opinion, contributed $0.14 million.

(2) Of this amount, Sony’s Motion Pictures business contributed $0.26 million.

(3) U.S. dollar amounts are calculated by using exchange rates (i.e. average rate for P/L, period-end rate for B/S) on page 6 of the Form 20-F.

That Sony’s activities in and contacts with Iran, Sudan and Syria do not constitute a material part of its operations is also illustrated by information on page F-76 of the Form 20-F, where Sony disclosed its consolidated sales and operating revenue (“Sales”) and long-lived assets by geographic areas. Iran, Sudan and Syria are included in the information provided in the “Other” category in such geographic information. Results from Iran, Sudan and Syria do not contribute materially to Sales in the “Other” category, nor do Iran, Sudan and Syria account for a material proportion of assets in such category.

The following table shows certain data for the fiscal year ended March 31, 2006 in the “Other” Category:

	Sales and operating revenue	Long-Lived Assets

‘Other’ area portion of Sony Group total	21.85%	6.31%
Iran, Sudan and Syria combined portion of ‘Other’ area	1.32%	0.02%
Iran, Sudan and Syria combined portion of Sony Group total	0.29%	0.0013%

Sony’s business in Iran, Sudan and Syria is divided among four main businesses: consumer-use products; professional-use products (i.e., VTR, video cameras, switchers, monitors, microphones, printers, other peripherals/accessories and integration/after sales services for those products); game products; and motion pictures (including television). Sony conducts

Ms. Cecilia D. Blye, p. 5

its consumer-use products business through local distributors, and its professional-use products business both directly and through local dealers. It conducts its game products business through local dealers and Dubai-based traders. Sony distributes products for its motion picture business through third-party subdistributors (i.e., instead of distributing directly to theaters or retailers, in some areas Sony licenses to subdistributors who sublicense to theaters or retailers) in Iran and Syria only. Descriptions of Sony’s business in each of Iran, Sudan and Syria, including quantitative analysis, are as follows:

Iran

Current Operations:

Consumer-Use Products: Sony conducts business in Iran involving consumer-use products in part through Iran-based distributors and in part through traders based in Dubai. The consumer-use products currently being sold in Iran (some of which are manufactured in Iran) include color televisions, car audio and other audio products, video camera recorders (Handycams®), digital still cameras, LCD monitors, data projectors, computer peripherals and recording media products.

In order to facilitate such sales activities, Sony maintains one representative office in Tehran, Iran, which primarily conducts market research and support of sales promotion. The office is staffed by five international and 12 local employees on a full-time basis with temporary part-time support personnel as necessary.

Professional-Use Products: Sony conducts its sales of professional-use products in Iran both directly and through local dealers. In 1995, Sony entered into a business relationship with Soroush Multimedia Corporation (“Soroush Multimedia”) pursuant to which Soroush Multimedia acts primarily as a dealer of professional-use AV products and as an agent for direct sales of professional media products (i.e., professional-use recording media) to Soroush Multimedia's parent company, the Islamic Republic of Iran Broadcasting (“IRIB”). Sony understands IRIB to be a state-owned broadcasting station. In addition, Sony also conducts business with other dealers, including a private local company that sells medical printers and papers in Iran.

Game Products: Sony conducts sales of PlayStation® hardware, software and peripheral products through Iran-based distributors, or alternatively, through traders based in Dubai.

Motion Pictures: Sony distributes home entertainment products in Iran through its sublicensee in Tehran, Tasvire Donayaye Honar Co. (“TOHCO”). TOHCO dubs the motion pictures into Farsi and duplicates the films for distribution on video compact discs for home entertainment. This distribution is conducted in reliance on a letter from the U.S. Treasury Department’s Office of Foreign Assets Control, dated January 8, 2003 authorizing Sony Pictures Home Entertainment (“SPHE”, formerly “CTHE”) to export its home entertainment product to Iran.

Ms. Cecilia D. Blye, p. 6

Past and Anticipated Operations: Sony’s management believes that its operations in Iran during the fiscal year ended March 31, 2006 do not differ materially from operations in the fiscal years ended March 31, 2004 and 2005, nor do its forecasts for fiscal year ending March 31, 2007 contemplate results rising to a level such that they would represent a material contribution to the operations of Sony Group as a whole.

Direct and indirect contacts with the government of Iran and entities controlled by the government of Iran: Sony has no dealings with the government of Iran or entities controlled by the government of Iran except with respect to its indirect and direct distribution of professional-use AV and media products.

Sudan

Current Operations:

Consumer-Use Products: Sony sells consumer-use products in Sudan through Dubai-based traders. Sony’s consumer-use products currently being distributed in Sudan are color televisions, audio products and recording media products.

Professional-Use Products: Sony carries out sales of professional-use products in Sudan through two Sudan-based private companies. One of the companies sells printers and print media designed predominantly for use in the production of ID cards and other applications. The other handles business for the sale of professional-use AV products, including professional media products, and acts as Sony’s agent with the state-owned Sudanese Radio & Television Corporation (“Sudan TV”) and provincial government-owned broadcasting stations. Sony also conducts direct sales of professional-use AV products to such broadcasting stations.

Game Products: Sony does not distribute game products in Sudan.

Motion Pictures: Sony does not directly distribute to Sudan. Sudan is within the broadcast footprint of certain television licensees, to whom Sony licenses programs for television viewing, in the following territories: Dubai, France, Kuwait, Lebanon, Saudi Arabia and the United Kingdom. In addition, Sony's Hindi language SET television channel is on a pan-African satellite platform, based in South Africa, which makes its television channels available in Sudan.

Past and Anticipated Operations: Sony’s management believes that its operations in Sudan during the fiscal year ended March 31, 2006 do not differ materially from operations in the fiscal years ended March 31, 2004 and 2005, nor do its forecasts for the fiscal year ending March 31, 2007 contemplate results rising to a level such that they would represent a material contribution to the operations of Sony Group as a whole.

Direct and indirect contacts with the government of Sudan and entities controlled by the government of Sudan: Sony has no dealings with the government of Sudan or entities controlled by the government of Sudan except with respect to its direct and indirect (through a private Sudan-based company) sale of professional-use AV products to Sudan TV and provincial government-owned broadcasting stations.

Ms. Cecilia D. Blye, p. 7

Syria

Current Operations:

Consumer-Use Products: Sony sells consumer-use products in Syria through a Syria-based distributor. The consumer-use products currently being distributed in Syria are color televisions, car audio and other audio products, video camera recorders (Handycams®), digital still cameras, DVD players, data projectors, computer peripherals and recording media products.

Professional-Use Products: Sony conducts business primarily with the state-owned Organization of Radio-Television Arab Syria (“Syria TV”) for professional-use AV products, including professional media products, directly and indirectly through a Syria-based dealer.

Game Products: Sony does not distribute game products in Syria.

Motion Pictures: Sony distributes motion pictures in Syria for theatrical exhibition through a subdistributor. As informational materials, the distribution of motion pictures falls within the Berman Amendment to the International Emergency Economic Powers Act (50 USC 1702(b)(3)). In addition, Sony's Hindi language SET and SET Max television channels are on a Middle East satellite platform, based in Italy, which makes its television channels available in Syria.

Past and Anticipated Operations: Sony’s management believes that its operations in Syria during the fiscal year ended March 31, 2006 do not differ materially from operations in the fiscal years ended March 31, 2004 and 2005, nor do its forecasts for the fiscal year ending March 31, 2007 see results rising to a level such that they would represent a material contribution to the operations of Sony Group as a whole.

Direct and indirect contacts with the government of Syria and entities controlled by the government of Syria: Sony has no dealings with the government of Syria or entities controlled by the government of Syria except with respect to its direct and indirect sale of professional-use AV products to Syria TV.

Non-Quantitative Considerations:

On the basis of non-quantitative factors, including principally the impact of its activities in Iran, Sudan and Syria on share value and reputation, Sony does not believe that those activities pose a material investment risk for its security holders. Sony has no reason to believe that its existing shareholders or potential new investors, taken as a whole, consider its involvement in these three countries to be a factor affecting its reputation or share value. Sony believes that any shareholder or potential new investor who would take issue with Sony’s business in Iran, Sudan and Syria would do so out of concern for contacts Sony may have with the governments or entities controlled by the governments of Iran, Sudan and Syria. Sony’s business in Iran, Sudan and Syria consists predominantly of consumer-use product sales, unrelated to the governments of Iran, Sudan and Syria. Sony’s only contact with such governments or entities controlled by them is the business it conducts with state-owned broadcasting stations. Such business consists of supplying AV products and providing necessary technical support. Sales from the professional-use AV products business, which includes

Ms. Cecilia D. Blye, p. 8

transactions with state-owned television broadcasting stations, represented 2.6% of Sony’s total sales in Iran, Sudan and Syria in the fiscal year ended March 31, 2006.

Sony respectfully submits that having business activities in Iran, Sudan and Syria is not uncommon among many of its peer competitors in several of its fields of business, and so very likely represents the norm rather than the exception for that group, at least insofar as non-U.S. companies are concerned. Because of the structure of the domestic economies of these three countries, where the private sector is nascent or marginal and where public infrastructure has developed significantly, it is also not uncommon for governmental agencies or government-controlled businesses to be transaction counterparts.

Sony believes that, with regard to Iran, Sudan and Syria, its compliance systems are sufficient to make remote the risks of a violation of U.S. or Japanese economic sanctions or export control laws that would create a material investment risk for its security holders. More specifically, the U.S. sanctions and export control laws aimed at Iran, Sudan and Syria administered by the U.S. Office of Foreign Asset Control (OFAC) and the U.S. Department of Commerce are inapplicable to a non-U.S. company such as Sony, other than with regard to (i) its U.S. subsidiaries and U.S. nationals and permanent resident aliens and (ii) the re-exportation of U.S.-origin goods and technology. To the best of Sony’s knowledge, its U.S. subsidiaries and employees who are U.S. nationals or permanent resident aliens are not involved in any of its activities in Iran, Sudan and Syria. Sony does not export goods or services from the United States to Iran, Sudan and Syria or vice versa. Furthermore, Sony has adequate controls and procedures in place so that the likelihood of U.S. sanctions is remote.

In summary, notwithstanding that Iran, Sudan and Syria have been identified as state sponsors of terrorism by the U.S. Department of State and are, to varying degrees, subject to economic sanctions administered by OFAC, Sony does not believe that its activities in those three countries constitute a material investment risk for its security holders, taking both quantitative and non-quantitative factors into account.

4.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of Iran, Syria and Sudan, or entities controlled by them, receive cash or act as intermediaries in connection with your operations or other direct or indirect contacts with those countries.

As discussed above in response to Comment 3, Sony uses Soroush Multimedia as a dealer of professional-use AV products and also as an agent for direct sales of professional-use AV products, including professional media products, to Soroush Multimedia's parent company, IRIB, which is a state-owned broadcasting station. Both Sony’s business with Soroush Multimedia and with its parent entity, IRIB are with government-related entities. However, Sony does not believe that its sales to IRIB or to Soroush Multimedia constitute a material portion of its overall operations and believes that its contact with Soroush Multimedia and IRIB are also immaterial.

Neither the governments of Syria or Sudan nor any entities controlled by such governments act as intermediaries in connection with Sony’s operations or other direct or indirect contacts with those countries.

Ms. Cecilia D. Blye, p. 9

Except as indicated above, the governments of Iran, Syria and Sudan, or entities controlled by them do not receive cash or act as intermediaries in connection with Sony’s operations or other direct or indirect contacts with those countries.

*****

As requested by the Staff, we include as Annex I a letter from the General Counsel of Sony which sets forth the requested acknowledgments.

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838 or me at 212-225-2510 to discuss any questions or comments you may have on this response.

Very truly yours,
/s/ William F. Gorin
William F. Gorin

cc:	Mr. Larry Spirgel, Assistant Director, Securities and Exchange Commission

Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman,  Executive Vice President and General Counsel, Sony Corporation

Annex I

[Sony letterhead]

December 20, 2006

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W. Mail Stop 5546

Washington, D.C. 20549-5546

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2006 Filed September 1, 2006 File No. 1-6439

Dear Ms. Blye:

Reference is made to your letter to Sony Corporation (the “Company”) dated November 14, 2006.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Nicole K. Seligman

Nicole K. Seligman

Executive Vice President and General Counsel

cc:	Mr. Larry Spirgel, Assistant Director, Securities and Exchange Commission